UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )


B.O.S. Better Online Solutions Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M20115107
(CUSIP Number)

December 16, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  M20115107

1.  NAME OF REPORTING PERSON

      Hillswood Holdings Limited

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      None

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [  ]
      (b)  [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

      5. SOLE VOTING POWER

         297,719

      6. SHARED VOTING POWER

         0

      7. SOLE DISPOSITIVE POWER

         297,719

      8. SHARED DISPOSITIVE POWER

         0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

      297,719

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.81%

12. TYPE OF REPORTING PERSON

      CO

[INSTRUCTIONS FOR SCHEDULE 13G INTENTIONALLY OMITTED]

Item 1.

(a)  Name of Issuer:

     B.O.S. Better Online Solutions Ltd.

(b) Address of Issuer's Principal Executive Offices:

     Beit Rabin, 101 BOS Road, Teradyon Industrial Park
     Misgav 20179 Israel

Item 2.

(a)  Name of Person Filing:

      Hillswood Holdings Limited

(b) Address of Principal Business Office:

     Department 1, Helvetia Court
     Block B, South Esplanade
     St. Peter Port, Guernsey
     GY1 1AR, Channel Islands

(c) Place of Organization or Citizenship:

     British Virgin Islands

(d) Title of Class of Securities:

     Ordinary Shares

(e) CUSIP Number:

     M20115107


Item 3.  If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [  ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment advisor in accordance with Section
240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).


Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

       297,719

 (b) Percent of Class:

       7.81%

 (c) Number of Shares as to which the person has:

     (i) Sole power to vote or to direct the vote

         297,719

    (ii) Shared power to vote or to direct the vote:

         0

   (iii) Sole power to dispose or to direct the disposition of

         297,719

    (iv) Shared power to dispose or to direct the disposition of:

         0


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

       Not Applicable.


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      Not applicable.


Item 8.  Identification and Classification of Members of the
Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or
Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        Not Applicable


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
        Not Applicable


Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2004

HILLSWOOD HOLDINGS LIMITED


By: /s/ Todd M. Brinberg

Name: Todd M. Brinberg
Title: Attorney-in-fact for Hillswood Holdings Limited


Todd M. Brinberg has signed as an attorney-in-fact for Hillswood Holdings Limited pursuant to a Power of Attorney from Hillswood Holdings Limited to Todd M. Brinberg, dated July 14, 2004, which Power of Attorney is already on file with the Commission and is hereby incorporated by reference.